UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of Announcement No. 8 - 2009 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on May 19, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: May 19, 2009
By: /s/ Mikael Skov
Name: Mikael Skov
Title:   Chief Executive Officer

Exhibit 1

”Our first quarter profit after tax of USD 40 million is in line with expectations and satisfactory in light of the difficult markets. Our Greater Efficiency Power project is well on the way to ensure an even more efficient future operation of the Company. Furthermore we have obtained a high degree of coverage of the remaining earning days in 2009,” states Mikael Skov, CEO.

●   The profit for the first quarter of 2009 was USD 39 million before tax and USD 40 million after tax.

●   TORM maintains the pre-tax profit forecast for 2009 of USD 100 – 140 million incl. sale of vessels as stated on 14 May 2009 (announcement no. 7/2009). However due to the development in freight rates there is considerable uncertainty about the profit expectations.

●   Cash flows from operating activities amounted to USD 61 million for the first quarter.

●   The Company’s net interest-bearing debt was USD 1,615 million, and at the end of the first quarter the Company’s undrawn credit facilities and cash amounted to approx. USD 600 million.

●   Earnings per share (EPS) were USD 0.6 for the first quarter of 2009 against USD 0.8 for the corresponding period of 2008.

●   Return on Invested Capital (RoIC) was 6.8% p.a., and Return on Equity (RoE) was 12.1% p.a. for the quarter. Equity amounted to USD 1,341 million (DKK 7.508 million) at 31 March 2009, equaling a 5% increase. Subsequently, in April, a dividend of DKK 291 million (USD 51 million) was distributed for 2008. At 31 March 2009, the market value of the Company’s fleet exceeded the book value by USD 31 million (DKK 172 million), corresponding to USD 0.4 per share (DKK 2.5) excluding treasury shares.

●   The Company's “Greater Efficiency Power” project is progressing according to plan. The project is still expected to contribute USD 40 – 60 million savings on an annual basis effective from 2010.

●   Product tanker rates began the year at a high level, only to drop to historical lows in mid-quarter. After the end of the quarter, rates have recovered somewhat from these low levels. The rate performance during the period is in line with the normal seasonal fluctuations as the winter season ends and oil transports diminish. As a consequence of reduced oil consumption and the global recession, this year’s drop in rates was more severe than usual. At 31 March 2009, TORM had covered 42% of the remaining earning days in the Tanker Division at USD/day 21,334.

●   Following the collapse in bulk rates towards the end of 2008, earnings in the first quarter of 2009 were on average higher than at the end of 2008. At 31 March 2009, TORM had covered 13% of the remaining earning days in the Bulk Division at USD/day 13,434.

Teleconference
TORM’s Management will review the report on the first quarter of 2009 in a teleconference and webcast (www.torm.com) today, 19 May 2009, at 15.00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact	TORM A/S Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Telephone: +45 39 17 92 00 Mikael Skov, CEO Roland M. Andersen, CFO

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	1/18

Million USD		Q1 2009	Q1 2008	2008
Income statement
Net revenue		258.8	255.0	1.183.6
Time charter equivalent earnings (TCE)		199.1	200.1	905.9
Gross profit		97.5	110.6	537.8
EBITDA		80.7	92.7	572.3
Operating profit		48.9	62.0	446.3
Profit before tax		39.2	52.1	360.1
Net profit		39.6	52.2	361.4
Balance sheet
Total assets		3,286.6	3,156.3	3,317.4
Equity		1,340.7	1,129.6	1,278.9
Total liabilities		1,945.9	2,026.7	2,038.5
Invested capital		2,950.7	2,822.8	2,822.4
Net interest bearing debt		1,615.4	1,705.9	1,549.9
Cash flow
From operating activities		61.2	63.7	384.7
From investing activities		-126.7	-221.2	-262.4
Thereof investment in tangible fixed assets		-129.5	-102.9	-377.8
From financing activities		-4.1	129.3	-59.0
Net cash flow		-69.6	-28.2	63.3
Key financial figures
Margins:
TCE		76.9%	78.5%	76.5%
Gross profit		37.7%	43.4%	45.4%
EBITDA		31.2%	36.4%	48.3%
Operating profit		18.9%	24.3%	37.7%
Return on Equity (RoE) (p.a.)*)		12.1%	18.9%	30.6%
Return on Invested Capital (RoIC) (p.a.)**)		6.8%	9.1%	16.4%
Equity ratio		40.8%	35.8%	38.6%
Exchange rate USD/DKK, end of period		5.60	4.72	5.28
Exchange rate USD/DKK, average		5.72	4.97	5.09
Share related key figures
Earnings per share, EPS	USD	0.6	0.8	5.2
Diluted earnings per share, DEPS	USD	0.6	0.8	5.2
Cash flow per share, CFPS	USD	0.9	0.9	5.6
Share price, end of period (per share of DKK 5 each)	DKK	43.5	140.5	55.5
Number of shares, end of period	Mill.	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Mill.	69.2	69.2	69.2

*)   The gain from sale of vessels is not annualized when calculating the Return on Equity.
**) The gain from sale of vessels is not annualized when calculating the Return on Invested Capital.

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	2/18

Profit by division

Million USD	Q1 2009
	Tanker Division	Bulk Division	Not Allocated	Total
Revenue	210.1	48.7	0.0	258.8
Port expenses, bunkers and commissions	-56.4	-2.4	0.0	-58.8
Freight and bunkers derivatives	-0.9	0.0	0.0	-0.9
Time charter equivalent earnings	152.8	46.3	0.0	199.1
Charter hire	-39.7	-14.4	0.0	-54.1
Operating expenses	-43.4	-4.1	0.0	-47.5
Gross Profit	69.7	27.8	0.0	97.5
Profit from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	-18.0	-2.1	0.0	-20.1
Other Operating income	2.4	0.0	0.0	2.4
Share of results of jointly controlled entities	1.2	0.0	-0.3	0.9
EBITDA	55.3	25.7	-0.3	80.7
Depreciation and impairment losses	-29.8	-2.0	0.0	-31.8
Operating profit	25.5	23.7	-0.3	48.9
Financial items, net	-	-	-9.7	-9.7
Profit/(Loss) before tax	-	-	-10.0	39.2
Tax	-	-	0.4	0.4
Net profit	-	-	-9.6	39.6

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not-allocated".

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	3/18

Tanker Division
The Tanker Division reported an operating profit of USD 25.5 million for the first quarter of 2009.

Product tanker rates began the year at a high level, only to drop to historical lows in mid-quarter. After the end of the quarter, rates have for some routes recovered from these low levels.
Freight rates starting the year strongly and then dropping towards the end of the first and into the second quarter is in line with normal seasonal fluctuations as the winter season ends and oil transports diminish. As a consequence of reduced oil consumption and the global recession, this year’s drop in rates was more severe than normally.

The tanker market was affected by the following factors in the first quarter of 2009:

Positive impact:
•    Long transports of gasoil from the Far East to Europe and of naphtha from Europe to the Far East.
•    Lower spot prices than forward prices for refined oil products meant increased oil trader activity, making it \
      profitable to use tankers as floating storage. This reduced the product tanker fleet, thus supporting freight rates.
•    Discharging delays prolonged port calls, which again reduced the available product tanker fleet to the benefit of freight rates.

Negative impact:
•    A large supply of newbuildings for delivery in 2009. An additional 45 LR2, 44 LR1 and 188 MR vessels are expected to be delivered, equalling a growth of 42%.
•    The decline in global oil consumption reduced the need for oil product transports. Energy International Administration (EIA) assesses that the global oil consumption will decline by 1.4 million barrels in 2009, equalling a drop in oil consumption of 2%.
•    As a consequence of the global recession, a mild winter and few delays at the Bosporus Strait, freight rates for crude oil transports in the Mediterranean were low, affecting the Company's LR2 fleet.
•    A generally negative sentiment in the crude oil and the refined product markets.

TORM’s Tanker Division achieved freight rates in the first quarter of 2009 which, relative to the first quarter of 2008, were 12% lower for the LR1 segment and 12% lower for the MR segment, whereas the rates obtained for the LR2 segment were 23% lower. As a result of a decline in crude oil transports, the LR2 fleet reported a significant drop in earnings, underperforming the market in general. LR1 and MR fleet earnings were affected by the general global economic downturn. With a relatively high coverage, the SR vessels recorded reasonable earnings during the first quarter. At 31 March 2009, TORM had covered 42% of the remaining earning days in the Tanker Division at USD/day 21,334.

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	4/18

Tanker Division	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Change Q1 08 - Q1 09	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	908	926	970	1,104	1,167	29%
TCE per earning day from the LR2 Pool	28,370	32,327	45,267	37,009	24,192	-15%
TCE per earning day1)	28,538	32,084	48,421	31,862	21,977	-23%	33,586
Operating days	819	849	963	1,069	1,080	32%
Operating expenses per operating day2)	8,646	8,359	7,319	8,564	7,507	-13%	7,937
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,822	1,764	1,804	2,009	1,864	2%
TCE per earning day from the LR1 Pool	24,630	28,370	34,700	35,140	22,503	-9%
TCE per earning day1)	24,630	28,370	34,700	35,140	21,755	-12%	29,991
Operating days	819	819	828	828	810	-1%
Operating expenses per operating day2)	8,014	8,262	7,798	7,478	7,852	-2%	7,848
MR (45,000 DWT)
Available earning days	2,490	2,576	2,668	2,796	3,174	27%
TCE per earning day from the MR Pool	22,527	25,615	29,102	22,282	22,566	0%
TCE per earning day1)	22,716	23,158	26,458	22,298	19,802	-13%	22,929
Operating days	2,366	2,441	2,484	2,400	2,497	6%
Operating expenses per operating day2)	8,267	8,172	7,609	7,653	8,227	0%	7,915
SR (35,000 DWT)
Available earning days	1,088	1,092	1,100	1,102	1,145	5%
TCE per earning day1)	21,034	21,036	20,078	22,338	20,963	0%	21,104
Operating days	910	910	920	920	969	6%
Operating expenses per operating day2)	6,725	6,644	6,193	6,633	7,662	14%	6,783

1)	TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2)	Operating expenses are related to owned vessels.

Bulk Division
For the first quarter of 2009, the Bulk Division recorded an operating profit of USD 23.7 million, including compensation in the amount of USD 26 million for early returns of four Panamax bulk carriers, which was already announced in the Annual Report for 2008. The compensation has been recognized as revenue in the first quarter of 2009.

In the first quarter, bulk rates were very volatile, but higher than at the end of 2008. Freight rates were positively affected by rising iron ore imports to China, which at 131.4 million tons in the first quarter reached a historical high, equaling an increase of 19% compared to the first quarter of 2008. Moreover, 99 bulk carriers, equaling 4.0 million dwt, were scrapped during the first quarter. At 31 March 2009, TORM had covered 13% of the remaining earning days in the Bulk Division at USD/day 13,434.

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	5/18

Bulk Division	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Change Q1 08 - Q1 09	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,394	1,367	1,421	1,466	1,458
TCE per earning day1)	36,909	50,568	49,888	38,958	13,929	-62%	38,336
Operating days	565	585	552	600	622
Operating expenses per operating day2)	7,194	6,723	6,261	5,352	6,798	-6%	6,284

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Other activities	Other (non-allocated) activities consist of investments in joint ventures of USD -0.3 million, financial items of USD -9.7 million and tax of USD 0.4 million.
Fleet development	At the end of the first quarter of 2009, TORM’s fleet totalled 68 vessels, 61 of which were tankers and seven bulk carriers.

	31 December 2008	Addition	Disposal	31 March 2009
LR2 / Aframax	12.5			12.5
LR1 / Panamax	7.5			7.5
MR	29.0	1		30.0
SR	10.0	1		11.0
Tankers	59.0	2		61.0
Panamax	6.0	1		7.0
Bulkers	6.0	1		7.0
Total	65.0	3		68.0

Planned fleet changes	No vessels were contracted in the first quarter of 2009.

31 March 2009					2010				2011				2012				Total
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Order book
Tankers
LR3	12.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
LR1	7.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
MR	30	1	2	-	3	2	1	1	-	-	-	1	-	1	1	1	14
SR	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Bulkers
Kamsarmax	0	-	-	-	-	-	-	1	1	2	-	-	-	-	-	-	4
Panamax	7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Total	68	1	2	0	3	2	1	2	1	2	0	1	0	1	1	1	18

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	6/18

Pools
At 31 March 2009, the three product tanker pools that TORM operates comprised 93 vessels. To this should be added 24 vessels which TORM operates outside pools. By the end of 2009, the three pools are expected to comprise a total of 102 vessels and 21 vessels outside the pools.

Results
First quarter 2009
The first quarter of 2009 showed a gross profit of USD 98 million, against USD 111 million for Første kvartal 2009 udviste et dækningsbidrag på USD 98 mio. mod USD 111 mio. i det tilsvarende kvartal 2008 the corresponding quarter of 2008 Resultatet før afskrivninger (EBITDA) for perioden var USD 81 mio. mod USD 93 mio. i første kvartal 2008 Profit before depreciation (EBITDA) for the period was USD 81 million, against USD 93 million for the first quarter of 2008 Faldet i både dækningsbidrag og EBITDA skyldes generelt lavere fragtrater for både produkttankskibe og tørlastskibe The decline in gross profit and EBITDA was due to generally lower freight rates for product tankers as well as bulk carriers.

In the first quarter of 2009, depreciation amounted to USD 32 million.

The operating profit for the first quarter of 2009 was USD 49 million, against USD 62 million in the same quarter of 2008. Of this amount, the Tanker and Bulk Divisions contributed USD 26 million and USD 24 million, respectively. In the first quarter of 2009, financial items amounted to USD -10 million, against USD -10 million in the same quarter of 2008.

Profit after tax was USD 40 million, against USD 52 million in the first quarter of 2008.

Assets	Total assets fell from USD 3,317 million to USD 3,287 million in the first quarter of 2009.
Liabilities
The Company’s net interest-bearing debt rose from USD 1,550 million to USD 1,615 million, primarily as a consequence of a large investment program in the first quarter of 2009. At the end of the first quarter, the Company had cash and undrawn credit facilities amounting to approx. USD 600 million at its disposal and considers this adequate for the existing newbuilding program.

Equity
In the first quarter of 2009, equity rose from USD 1,279 million to USD 1,341 million, primarily as a result of earnings during the period. With lower total assets and higher equity, the Company’s equity as a percentage of total assets rose from 38.6% at 31 December 2008 to 40.8% at 31 March 2009.

At 31 March 2009, TORM held 3,556,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which is unchanged compared with 31 December 2008.

Subsequent events	On 14 May 2009, TORM sold TORM Martha and TORM Baltic at a price of USD 42.5 million.
Outlook
TORM maintains the profit forecast before tax for 2009 of USD 100-140 million incl. sale of vessels, as stated in Stock Exchange Announcement No. 7 of 14 May 2009. However due to the development in freight rates there is considerable uncertainty about the profit expectations.

Sensitivity	At the beginning of the second quarter of 2009, 38% of the earning days of the Company’s tankers and bulk carriers were covered for the remainder of the year.

Hedging as per 31 March 2009
	Total days	Covered days	Covered in %	USD/day
Product tank
LR2	4,263	909	21%	29,145
LR1	5,826	2,637	45%	22,760
MR	11,690	5,017	43%	20,863
SR	3,514	2,059	59%	17,207
Dry bulk
Panamax	4,496	583	13%	13,434
Total	29,789	11,205	38%	20,923

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	7/18

Safe Harbor Forward-looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

The price of a TORM share was DKK 43.5 as of 31 March 2009, against DKK 55.5 at the beginning of the year – a reduction of DKK 12 per share, corresponding to a reduction of 22% in the quarter.

Accounting policies

The presented interim report for the first quarter of 2009 has been prepared in accordance with IAS 34 "Interim Financial Reporting", as adopted by the EU, and additional Danish regulations governing presentation of interim reports by listed companies.

Except for the instances mentioned below, the interim report has been prepared using the accounting polices as for the Annual Report for 2008. The accounting policies are described in more detail in the Annual Report for 2008.

As from 1 January 2009, TORM has implemented the following new or amended standards and interpretations: Amendment to IAS 1 "Presentation of Financial Statements", amendment to IAS 23 "Borrowing Costs", smaller changes from Improvements to IFRSs, IFRIC 12 "Service Concission Agreements" and IFRIC 13 "Customer Loyalty Programmes". The new or amended standards and interpretations have not affected recognition and measurement in TORM’s interim report for the first quarter of 2009. The implementation of the amendments to IAS 1 has changed the presentation in the interim report as Comprehensive income is presented in a separate statement. Comprehensive income was previously included in the statement of changes in Equity.

The interim report for the first quarter of 2009 is unaudited, in line with the normal practice.

Information

Teleconference

TORM will host a telephone conference for financial analysts and investors on 19 May 2009 at 15:00 Copenhagen time (CET), reviewing the interim report for the first quarter of 2009. The conference call will be hosted by Mikael Skov, CEO, and Roland M. Andersen, CFO, and will be conducted in English.

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	8/18

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com. The presentation material can be downloaded from the website.

Next reporting

TORM’s financial report for the first half of 2009 will be released on 20 August 2009.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 31 March 2009.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2009.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 19 May 2009

Management Mikael Skov, CEO Roland M. Andersen, CFO
Board of Directors
Niels Erik Nielsen, Chairman
Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Bo Jagd
Jesper Jarlbæk
Gabriel Panayotides
Angelos Papoulias
E. Michael Steimler
Nicos Zouvelos

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	9/18

Income statement

Million USD	Q1 2009	Q1 2008	2008
Revenue	258.8	255.0	1,183.6
Port expenses, bunkers and commissions	-58.8	-54.5	-264.1
Freight and bunkers derivatives	-0.9	-0.4	-13.6
Time charter equivalent earnings	199.1	200.1	905.9
Charter hire	-54.1	-46.0	-193.8
Operating expenses	-47.5	-43.5	-174.3
Gross profit (Net earnings from shipping activities)	97.5	110.6	537.8
Profit from sale of vessels	0.0	0.0	82.8
Administrative expenses	-20.1	-19.7	-89.9
Other operating income	2.4	3.6	14.5
Share of results of jointly controlled entities	0.9	-1.8	27.1
EBITDA	80.7	92.7	572.3
Depreciation and impairment losses	-31.8	-30.7	-126.0
Operating profit	48.9	62.0	446.3
Financial items	-9.7	-9.9	-86.2
Profit before tax	39.2	52.1	360.1
Tax	0.4	0.1	1.3
Net profit	39.6	52.2	361.4
Earnings per share, EPS
Earnings per share, EPS (USD)	0.6	0.8	5.2
Earnings per share, EPS (DKK)*)	3.3	3.7	26.6

*) The key figures have been translated from USD using the average USD/DKK exchange rate for the period in question.

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	10/18

Statement of comprehensive income

Million USD	Q1 2009	Q1 2008	2008

Net profit for the period	39.6	52.2	361.4

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-0.1	0.2	0.0

Fair value adjustment on hedge instruments	16.4	-2.4	-56.5

Value adjustment on hedge instruments transferred
to income statement	4.8	-1.9	15.1

Value adjustment on hedge instruments transferred
to vessels	-1.2	-	-

Fair value adjustment on available for sale investments	-1.0	-1.1	-4.8

Transfer to income statement on sale of available for sale
investments	0.0	0.0	-2.6

Other comprehensive income after tax	18.9	-5.2	-48.8

Total comprehensive income	58.5	47.0	312.6

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	11/18

Income statement quarter by quarter

Million USD	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09
Revenue	255.0	286.6	336.6	305.4	258.8
Port expenses, bunkers and commissions	-54.5	-59.4	-76.5	-73.7	-58.8
Freight and bunkers derivatives	-0.4	8.7	-15.9	-6.0	-0.9
Time charter equivalent earnings	200.1	235.9	244.2	225.7	199.1
Charter hire	-46.0	-44.3	-50.4	-53.1	-54.1
Operating expenses	-43.5	-45.2	-41.5	-44.1	-47.5
Gross profit (Net earnings from shipping activities)	110.6	146.4	152.3	128.5	97.5
Profit from sale of vessels	0.0	52.0	10.8	20.0	0.0
Administrative expenses	-19.7	-19.8	-22.6	-27.8	-20.1
Other operating income	3.6	3.1	4.3	3.5	2.4
Share of results of jointly controlled entities	-1.8	7.4	6.1	15.4	0.9
EBITDA	92.7	189.1	150.9	139.6	80.7
Depreciation and impairment losses	-30.7	-31.1	-31.3	-32.9	-31.8
Operating profit	62.0	158.0	119.6	106.7	48.9
Financial items	-9.9	-11.6	-28.3	-36.4	-9.7
Profit before tax	52.1	146.4	91.3	70.3	39.2
Tax	0.1	-1.0	-0.5	2.7	0.4
Net profit	52.2	145.4	90.8	73.0	39.6

Earnings per share, EPS Earnings per share, EPS (USD)	0.8	2.1	1.3	1.1	0.6

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	12/18

Assets

Million USD	31 March 2009	31 March 2008	31 Dec. 2008
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.4	5.6	2.4
Total intangible assets	91.6	94.8	91.6
Tangible fixed assets
Land and buildings	3.6	4.1	3.7
Vessels and capitalized dry-docking	2,421.4	2,171.5	2,325.9
Prepayments on vessels	273.0	331.0	272.7
Other plant and operating equipment	9.9	6.7	9.2
Total tangible fixed assets	2,707.9	2,513.3	2,611.5
Financial assets
Investment in jointly controlled entities	134.6	119.0	130.5
Loans to jointly controlled entities	40.9	113.8	42.2
Other investments	5.4	12.7	6.4
Other financial assets	27.8	46.0	31.0
Total financial assets	208.7	291.5	210.1

TOTAL NON-CURRENT ASSETS	3,008.2	2,899.6	2,913.2
CURRENT ASSETS
Bunkers	19.0	22.8	18.3
Freight receivables, etc.	73.5	71.9	120.2
Other receivables	61.1	71.6	72.0
Other financial assets	10.7	0.0	10.7
Prepayments	15.4	13.6	14.7
Cash and cash equivalents	98.7	76.8	168.3
TOTAL CURRENT ASSETS	278.4	256.7	404.2
TOTAL ASSETS	3,286.6	3,156.3	3,317.4

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	13/18

Equity and liabilities

Million USD	31 March 2009	31 March 2008	31 Dec. 2008
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	-1.1	6.2	-0.1
Retained profit	1,252.4	1.007.2	1.209.5
Proposed dividends	55.1	64.5	55.1
Hedging reserves	-12.7	4.4	-32.7
Translation reserves	4.0	4.3	4.1
TOTAL EQUITY	1,340.7	1,129.6	1,278.9
LIABILITIES
Non-current liabilities
Deferred tax liability	55.0	55.6	55.1
Mortgage debt and bank loans	1,501.7	1.005.3	1.505.8
Acquired liabilities related to options on vessels	3.4	31.6	10.7
Acquired time charter contracts	2.1	11.7	3.9
TOTAL NON-CURRENT LIABILITIES	1,562.2	1,104.2	1,575.5

Current liabilities
Mortgage debt and bank loans	212.4	777.4	212.4
Other financial liabilities	0.0	10.0	0.0
Trade payables	28.8	42.3	49.0
Current tax liabilities	7.9	13.2	9.7
Other liabilities	122.0	63.8	179.8
Acquired liabilities related to options on vessels	1.7	0.0	0.0
Acquired time charter contracts	9.7	14.3	11.2
Deferred income	1.2	1.5	0.9
TOTAL CURRENT LIABILITIES	383.7	922.5	463.0

TOTAL LIABILITIES	1,945.9	2,026.7	2,038.5
TOTAL EQUITY AND LIABILITIES	3,286.6	3,156.3	3,317.4

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	14/18

Equity 1 January - 31 March 2009

Million USD	Common Shares	Treasury Shares	Retained profit	Proposed Dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Equity at 1 January 2009	61.1	-18.1	1,209.5	55.1	-0.1	-32.7	4.1	1,278.9
Changes in equity Q1 2009:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-	-	-	-	0.0
Dividends paid on treasury shares	-	-	-	-	-	-	-	0.0
Exchange rate adjustment on dividends paid	-	-	-	-	-	-	-	0.0
Share-based compensation	-	-	3.3	-	-	-	-	3.3
Comprehensive income for the period	-	-	39.6	-	-1.0	20.0	-0.1	58.5
Total changes in equity Q1 2009	0.0	0.0	42.9	0.0	-1.0	20.0	-0.1	61.8
Equity at 31 March 2009	61.1	-18.1	1,252.4	55.1	-1.1	-12.7	4.0	1,340.7

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	15/18

Equity 1 January - 31 March 2008

Million USD	Common Shares	Treasury Shares	Retained profit	Proposed Dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Equity at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2
Changes in equity Q1 2008:
Share-based compensation	-	-	1.4	-	-	-	-	1.4
Comprehensive income for the period	-	-	52.2	-	-1.1	-4.3	0.2	47.0
Total changes in equity Q1 2008	0.0	0.0	53.6	0.0	-1.1	-4.3	0.2	48.4
Equity at 31 March 2008	61.1	-18.1	1,007.2	64.5	6.2	4.4	4.3	1,129.6

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	16/18

Statement of cash flows

Million USD	Q1 2009	Q1 2008	2008
Cash flow from operating activities
Operating profit	48.9	62.0	446.3
Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	-82.8
Reversal of depreciation and impairment losses	31.8	30.7	126.1
Reversal of share of results of jointly controlled entities	-0.9	1.8	-27.1
Reversal of other non-cash movements	-0.3	-4.6	-7.8
Dividends received	0.0	0.2	1.3
Dividends received from joint controlled entities	0.7	1.3	3.9
Interest received and exchange rate gains	1.8	9.7	13.4
Interest paid	-17.6	-23.9	-84.3
Income taxes paid	-1.7	-1.3	-4.2
Change in inventories, accounts receivables and payables	-1.5	-12.2	-0.1
Net cash inflow/(outflow) from operating activities	61.2	63.7	384.7
Cash flow from investing activities
Investment in tangible fixed assets	-129.5	-102.9	-377.8
Investment in equity interests and securities	0.0	-118.4	-133.9
Loans to jointly controlled entities	1.3	0.0	69.6
Payment of liability related to options on vessels	1.5	0.0	-6.7
Acquisition of enterprises and activities	0.0	0.0	0.0
Sale of equity interests and securities	0.0	0.0	17.4
Sale of non-current assets	0.0	0.1	169.0
Net cash inflow/(outflow) from investing activities	-126.7	-221.2	-262.4
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	18.0	137.6	1.020.7
Repayment/redemption, mortgage debt	-22.1	-8.3	-955.9
Dividends paid	0.0	0.0	-123.8
Purchase/disposals of treasury shares	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-4.1	129.3	-59.0
Increase/(decrease) in cash and cash equivalents	-69.6	-28.2	63.3
Cash and cash equivalents, beginning balance	168.3	105.0	105.0
Cash and cash equivalents, ending balance	98.7	76.8	168.3

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	17/18

Quarterly statement of cash flows

Million USD	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09
Cash flow from operating activities
Operating profit	62.0	158.0	119.7	106.6	48.9
Adjustments:
Reversal of profit from sale of vessels
Reversal of depreciation and impairment losses	0.0	-52.0	-10.8	-20.0	0.0
Reversal of share of results of jointly controlled entities	30.7	31.1	31.3	33.0	31.8
Reversal of other non-cash movements	1.8	-7.4	-6.1	-15.4	-0.9
Dividends received	-4.6	-2.4	-0.8	0.0	-0.3
Dividends received from joint controlled entities	0.2	1.2	0.0	-0.1	0.0
Interest received and exchange rate gains	1.3	0.2	1.5	0.9	0.7
Interest paid	9.7	2.8	3.7	-2.8	1.8
Income taxes paid	-23.9	-18.4	-20.2	-21.8	-17.6
Change in inventories, accounts receivables and payables	-1.3	-0.3	0.4	-3.0	-1.7
Net cash inflow/(outflow) from operating activities	-12.2	-23.6	-7.5	43.2	-1.5
Cash flow from operating activities	63.7	89.2	111.2	120.6	61.2
Cash flow from investing activities
Investment in tangible fixed assets	-102.9	-78.2	-112.6	-84.1	-129.5
Investment in equity interests and securities	-118.4	-15.1	0.0	-0.4	0.0
Loans to jointly controlled entities	0.0	0.0	64.0	5.6	1.3
Payment of liability related to options on vessels	0.0	0.0	-11.0	4.3	1.5
Acquisition of enterprises and activities	0.0	0.0	0.0	0.0	0.0
Sale of equity interests and securities	0.0	17.4	0.0	0.0	0.0
Sale of non-current assets	0.1	68.5	63.0	37.4	0.0
Net cash inflow/(outflow) from investing activities	-221.2	-7.4	3.4	-37.2	-126.7
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	137.6	869.8	0.0	13.3	18.0
Repayment/redemption, mortgage debt	-8.3	-884.8	-59.5	-3.3	-22.1
Dividends paid	0.0	-65.3	0.0	-58.5	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	129.3	-80.3	-59.5	-48.5	-4.1
Increase/(decrease) in cash and cash equivalents	-28.2	1.5	55.1	-34.9	-69.6
Cash and cash equivalents, beginning balance	105.0	76.8	78.3	133.4	168.3
Cash and cash equivalents, ending balance	76.8	78.3	133.4	168.3	98.7

ANNOUNCEMENT NO. 8 – 2009
19 MAY 2009	TORM A/S – FIRST QUARTER REPORT 2009	18/18